Royal Caribbean Cruises Ltd.

1050 Caribbean Way
Miami, Fl 33132.2096 USA
Tel: 305.539.6000
www.royalcaribbean.com

July 9, 2010

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549-3561

CC: Patrick Kuhn

RE:	Royal Caribbean Cruises Ltd.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Filed February 23, 2010

File No. 001-11884

Dear Mr. Shenk:

This letter indicates the response of the registrant, Royal Caribbean Cruises Ltd. (referred to herein as the “Company”), to the comment of the staff set forth in your letter dated July 1, 2010 in relation to the Form 10-K for the fiscal year ended December 31, 2009.

For your convenience, we have set forth below the staff’s comment to the Form 10-K followed by the Company’s response.

Notes to the Consolidated Financial Statements, page F-7

Basis for Preparation of Consolidated Financial Statements, page F-7

1.

Refer to prior comment 5. Please expand your disclosure to either affirmatively state that there has been no material event or transaction affecting Pullmantur that occurred during the two month time lag or provide disclosure of any material event or transaction, as appropriate.

Response:

In future filings with the Commission we will expand our disclosure to either affirmatively state that there has been no material event or transaction affecting Pullmantur that occurred during the two month time lag or provide disclosure of any material event or transaction, as appropriate.

Royal Caribbean International

Celebrity Cruises

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice

Executive Vice President and

Chief Financial Officer

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